FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2006
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed first quarter results ended December 2005, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999 and December 15 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed
December 21, 2005 and December 15, 2004 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
conformed
quarter
results
ended
December
2005
1st
2nd
3rd

4th
Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the quarter ended December 2005
** as at 31 December 2005
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
Coated fine paper
■
Uncoated fine paper
■
Coated specialities
■
Commodity paper
■
Pulp
■
Other
63%
5%
9%
9%
12%
2%
■
North America
■
Europe
■
Southern Africa
■
Asia and other
30%
41%
16%
13%
■
North America
■
Europe
■
Southern Africa
29%
45%
26%
■
South Africa
■
North America
■
Europe and ROW †
41%
49%
10%

●
Headline EPS 1 US cent; EPS – breakeven
●
Prices stable; higher input costs
●
Improved supply/demand balance
●
Pension restructuring gains
●
IFRS reporting adopted
Quarter ended Year ended
Dec
Sept Dec Sept
2005
2005 ** 2004 ** 2005 **
Sales (US$ million)
1,175
1,388           1,256               5,018
Operating profit (loss) (US$ million)
49
12                12
(109)
Operating profit (loss) to sales (%)
4.2
0.9               1.0
(2.2)
EBITDA (US$ million) *
163
135              137                  381
EPS (US cents)
–
(12) (8) (84)
Headline EPS (US cents) *
1
(4)
11                  18
*   Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
**  Comparative amounts have been restated to take into account the effect of the adoption of International Financial Reporting
Standards (Refer to note 2).
Note: The quarter ended September 2005 included an additional week.
financial highlights
summary

Operating conditions remained very difficult this quarter in our Fine Paper business.
Raw material and energy cost escalation was not matched with price increases despite a modest improvement in industry shipments on the prior year and the closure of coated fine paper capacity by a number of manufacturers.
The supply/demand balance of the coated fine paper market, as measured by industry shipments to capacity, continued to improve and business drivers such as GDP growth and advertising spend growth remain positive.
Group sales were US$1.175 billion, a reduction of US$81 million on the equivalent quarter last year. Currency movements were the primary reason for this shortfall.
Average prices realised for coated fine paper in local currency terms were similar to the prior quarter, with a small increase registered in North America and a small decrease in Europe.
Market prices for softwood pulp (NBSK) in US$ increased 1.7% in comparison to the prior quarter; hardwood pulp prices were flat.
The price impact of higher wood, energy and chemical costs this quarter reduced our operating earnings by US$11 million in comparison to the prior quarter and US$29 million in comparison to the same quarter last year. Our cost savings programmes yielded US$17 million of savings, calculated from the base of the fourth quarter of 2005. These savings are not yet at the rate required to reach our overall cost savings target for 2006.
Mill maintenance shut costs, which typically peak in our first and third quarters were
US$11 million.
The gain at the operating profit level from the fair value adjustment on plantations, net after fellings was US$7 million for the quarter which was largely due to cost reductions in our forestry operations. This gain was lower than the US$27 million gain recorded in the prior quarter and
US$14 million in the equivalent quarter last year.
We restructured employee pension plans in the US and the Netherlands this quarter which will reduce our annual pension charge by approximately US$5 million. This restructuring resulted in non-recurring pre-tax benefits this quarter of US$28 million.
Our operating profit was US$49 million compared to US$12 million recorded in both the prior quarter and the equivalent quarter last year. This disguises a weaker underlying performance when taking into account the significant pension restructuring credit this quarter and impairment and restructuring charges reflected in the comparative quarters.
Net finance costs of US$27 million were US$6 million higher than the prior year due to lower fair value gains from financial instruments.
A tax charge of US$22 million was recorded this quarter. US$9 million of this stemmed from tax on the dividend (secondary tax on companies). The tax rate was also high this quarter due to unrelieved tax losses at certain operations.
comment
sappi limited – first quarter page 2

Headline earnings per share for the quarter was 1 US cent and earnings per share were breakeven. Headline EPS in the equivalent quarter last year was 11 US cents while the net loss per share was 8 US cents.
cash flow
Cash generated by operations was US$122 million, US$20 million lower than a year ago due primarily to reduced volumes and higher input costs. Cash utilised improved from
US$154 million in the first quarter of 2005 to US$84 million this quarter. The main reasons for the improvement were a smaller increase in working capital and the fact that the comparative quarter included the payment of our equity contribution for our Chinese joint venture.
Working capital increased US$80 million during the quarter (first quarter 2005: US$103 million), mainly as a result of decreased payables in line with a lower level of activity in December.
Capital expenditure this quarter was US$72 million, which represents 74% of the depreciation charge for the period.
international financial reporting standards
We commenced reporting under International Financial Reporting Standards (IFRS) this quarter and have restated the prior periods shown in this earnings release. This restatement resulted in an improvement of headline EPS for 2005 of 11 US cents per share for the 2005 financial year.
This was primarily due to pension fund amortisation costs which are no longer required of
US$19 million and gains on a financial instrument that no longer qualified for hedge accounting of US$15 million, offset by an additional charge of US$10 million for share-based payments.
The change to reporting under IFRS had a number of effects on our balance sheet. Previously disclosed but unrecognised actuarial employee benefit losses were recognised, resulting in an increase of US$249 million in pension and other post retirement benefit liabilities and a
US$86 million reduction in other non-current assets. In addition to this, a significant portion of our securitised receivables amounting to US$268 million were brought onto the balance sheet, increasing both trade receivables and short-term debt.
sappi limited – first quarter page 3

Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
Dec 2005
Dec 2004 % Sept 2005
US$ million
US$ million change US$ million
Sales
943
1,014 (7.0) 1,119
Operating profit (loss)
15
21 (28.6) (21)
Operating profit (loss) to sales (%)
1.6
2.1 – (1.9)
Sales volumes from our fine paper businesses fell 1.7% on the equivalent quarter last year which is disappointing in light of the modest increase in shipments achieved by the industry in both Europe and North America.
The key concern for management is the slower than anticipated rate of improvement in the earnings of our North American business.
Our South African fine paper business broke even at the operating level which was a marked improvement on the US$15 million loss in the prior quarter.
Europe
Quarter
Quarter Quarter
ended
ended % % ended
Dec 2005
Dec 2004 change change Sept 2005
US$ million
US$ million (US$) (Euro) US$ million
Sales
520
574 (9.4) (2.3) 596
Operating profit
14
31 (54.8) (51.3) 42
Operating profit to sales (%)
2.7
5.4 – – 7.0
European industry shipments of coated fine paper grew 1.6% this quarter in comparison to the prior year resulting in capacity utilisation levels above 90%. Several domestic markets such as
Germany demonstrated strong growth, which more than offset lower export sales. Sappi Fine
Paper Europe’s coated fine paper market share was unchanged from the prior year level.
The sharp fall in sales from the equivalent quarter last year was largely due to currency translation. Average prices in Euro terms were virtually flat on last year, and total volumes declined 2.1%. The remainder of the 9.4% fall in sales was due to the translation of Euro sales into our reporting currency of US Dollars at a weaker Euro/US Dollar rate.
In comparison to the prior quarter, our average realised sales price in Euro terms was down
0.6%; in US Dollar terms the price reduction was greater due to the weakening of the Euro.
Higher energy prices accounted for the majority of the US$14 million negative price impact from wood, energy and chemical costs in comparison to the equivalent quarter last year.
sappi limited – first quarter page 4
operating review for the quarter

Our shipments to capacity ratio was 91%. We expect this to improve in the second quarter due to a seasonal demand pickup. This seasonal pickup, in conjunction with announced capacity closures should help further improve market conditions.
We are exploring options for our speciality paper Nash Mill which could involve the relocation of production or disposal.
North America
Quarter
Quarter Quarter
ended
ended ended
Dec 2005
Dec 2004 % Sept 2005
US$ million
US$ million change US$ million
Sales
345
357 (3.4) 424
Operating profit (loss)
1
(13) – (48)
Operating profit (loss) to sales (%)
0.3
(3.6) – (11.3)
In the US, domestic apparent consumption (purchases) fell slightly, but shipments from manufacturers increased 3.0% to fill the gap left by a sharp fall in imports. This increase in shipments in conjunction with capacity closures led to an improvement in industry operating rates in comparison to the prior year.
The ramp-up of our reconfigured North American mill system following the closure of PM 4 at
Muskegon was slower than anticipated, which reduced production volumes and delayed the realisation of cost savings from the restructuring. Sales volumes were also constrained by lower than expected production at Somerset, resulting in coated fine paper market share losses in
October and November.
Total sales volumes fell 1.7% in comparison to last year due to both lower pulp sales and a 1%
decline in paper sales. Average realised prices also fell 1.7% in comparison to the prior year.
In comparison to the prior quarter, our average realised sales price increased 1.2% due to both mix and the partial implementation of an announced US$20 per ton price increase. At the end of January 2006, we announced a price increase of US$50 per ton effective on web and selected sheet products.
The price impact of wood, chemical and energy cost escalation in comparison to the equivalent quarter last year was US$11 million. Higher energy costs were the primary driver of the increase.
It was announced during the quarter that the majority of our US salaried employees will stop accruing future benefits in the company’s defined benefit pension plans and that the 401(k)
savings plan would be redesigned for those affected. A one-time pre-tax gain related to these changes in the pension plan of approximately US$17 million was recorded in the quarter.
sappi limited – first quarter page 5

Fine Paper South Africa
Quarter
Quarter
Quarter
ended
ended
%
%
ended
Dec 2005
Dec 2004
change
change
Sept 2005
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
78
83
(6.0)
0.4
99
Operating profit
–
3
–
–
(15)
Operating profit to sales (%)
–
3.6
–
–
(15.2)
Sales volumes from our South African fine paper business returned to a similar level as the same quarter last year after a big boost in the prior quarter from an extra accounting week and increased export sales to reduce inventories.
Despite the small increase in sales volumes in comparison to the prior year, total sales fell sharply due primarily to the translation effect of the weaker Rand. Sales prices in Rand terms fell
0.9% in comparison to last year, but in US Dollar terms this fall was 7.2%.
Operating profit showed a marked improvement in comparison to the prior quarter. This was due to a higher proportion of domestic sales and the benefits of higher pulp integration from the startup of a new bleach plant at Stanger.
Forest Products
Quarter
Quarter
Quarter
ended
ended
%
%
ended
Dec 2005
Dec 2004
change
change
Sept 2005
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
232
242
(4.1)
2.4
269
Operating profit (loss)
37
(7)
–
–
35
Operating profit (loss) to sales (%)
15.9
(2.9)
–
–
13.0
Pulp and paper sales volumes from our Forest Products business fell 9.2% on the prior year.
The key reasons for this were reduced waste paper sales, the curtailment of low-priced export sales, and the fact that the prior quarter included significant sales from inventory at our Usutu mill.
Demand for chemical cellulose remained strong, and this business benefited from the weakening of the Rand in comparison to the US Dollar. NBSK pulp price increases have been announced for February 2006 – if accepted, this will have a positive impact on Saiccor’s profitability, although the current strength of the Rand will be an offsetting factor.
Local sales of containerboard, white top liner, and newsprint exceeded expectations this quarter.
Local newsprint sales were limited only by capacity constraints at Ngodwana; some exports of newsprint have been discontinued in favour of domestic sales. Strong sack kraft demand was consistent with the booming construction industry in South Africa, and product development efforts to offer a wider range of sack products continues.
sappi limited – first quarter page 6
operating review for the quarter (continued)

Demand for Usutu’s unbleached pulp has been hampered by market preference for higher brightness pulp. The installation of an oxygen delignification plant in the third quarter will help to address this issue.
Sawn timber demand is very buoyant, driven by the local construction market. Tight timber supplies are likely to translate into price increases in the second quarter.
outlook
The short term outlook for our business is difficult and will be dependent, in the coming quarters, on the outcome of the price increases that we are currently implementing. In addition to these price increase initiatives, we will continue to focus on cost control in all of our businesses, but we are unlikely to recover enough costs to fully offset recent input price increases, particularly higher energy prices. In this environment, we could experience some deterioration in underlying earnings per share in the second quarter relative to the first quarter before any plantation revaluation adjustments.
The longer term outlook for supply and demand in our coated fine paper business has, however, improved. Paper machine closures that total approximately 10% of North American coated fine paper capacity have been announced. We believe that further rationalisation of high cost capacity, particularly in Europe, is necessary, but the closures already announced should have a positive impact. In addition to improvements on the supply side of our business, positive GDP indicators in key consuming countries such as Germany and Japan and related improvements in advertising spend forecasts suggest that the demand side of our business is also likely to improve. The likelihood of higher pulp prices is also a positive indicator for our business.
On behalf of the Board
J C A Leslie D G Wilson
Director Director 3 February 2006
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284
sappi limited – first quarter page 7

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements
sappi limited – first quarter page 8

conformed financial results
for the quarter ended December 2005
sappi limited – first quarter page 9
Form S-8 Version

Restated Restated
Reviewed
Reviewed Reviewed
Quarter
Quarter Year
ended
ended ended
Dec 2005
Dec 2004 Sept 2005
US$ million
US$ million % change US$ million
Sales
1,175
1,256 (6.4) 5,018
Cost of sales
1,042
1,114 4,507
Gross profit
133
142              (6.3) 511
Selling, general and
administrative expenses
83
87 361
50
55               150
Other expenses
1
43               259
Operating profit (loss)
49
12 308.3 (109)
Net finance costs
27
21 80
Net paid
32
33 125
Capitalised
(1)
– (1)
Net foreign exchange gains
(1)
(2) (5)
Change in fair value of financial
instruments
(3)
(10) (39)
Profit (loss) before tax
22
(9) – (189)
Taxation – current
8
8 45
– deferred
14
1 (45)
Net loss
–
(18) – (189)
Loss per share (US cents)
–
(8) (84)
Weighted average number of shares
in issue (millions)
225.9
226.0 225.8
Diluted loss per share (US cents)
–
(8) (84)
Weighted average number of shares
on fully diluted basis (millions)
226.7
227.3 226.7
group income statement
sappi limited – first quarter page 10

group balance sheet
Restated
Reviewed
Reviewed
Dec 2005
Sept 2005
US$ million
US$ million
ASSETS
Non-current assets
4,203
4,244
Property, plant and equipment
3,289
3,333
Plantations
614
604
Deferred taxation
67
70
Other non-current assets
233
237
Current assets
1,668
1,645
Inventories
751
711
Trade and other receivables
543
567
Cash and cash equivalents
374
367
Total assets
5,871
5,889
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,512
1,589
Non-current liabilities
2,474
2,547
Interest-bearing borrowings
1,533
1,600
Deferred taxation
378
367
Other non-current liabilities
563
580
Current liabilities
1,885
1,753
Interest-bearing borrowings
700
616
Bank overdraft
213
159
Other current liabilities
784
858
Taxation payable
120
120
Shareholders for dividend
68
–
Total equity and liabilities
5,871
5,889
Number of shares in issue at balance sheet date (millions)
225.9
225.9
sappi limited – first quarter page 11

Restated Restated
Reviewed
Reviewed Reviewed
Quarter
Quarter Year
ended
ended ended
Dec 2005
Dec 2004 Sept 2005
US$ million
US$ million US$ million
Operating profit (loss)
49
12 (109)
Depreciation, fellings and other amortisation
114
125 490
Other non-cash items (including impairment
charges)
(41)
5 188
Cash generated by operations
122
142 569
Movement in working capital
(80)
(103) (30)
Net finance costs
(45)
(39) (127)
Taxation paid
(7)
(27) (43)
Dividends paid
–
– (68)
Cash (utilised in) retained from operating activities
(10)
(27) 301
Cash effects of investing activities
(74)
(127) (379)
(84)
(154) (78)
Cash effects of financing activities
94
24 (37)
Net movement in cash and cash
equivalents
10
(130) (115)
group statement of recognised income and
expenses
Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2005
Dec 2004
US$ million
US$ million
Pension fund assets not recognised
(1)
–
Exchange differences on translation of foreign operations
(11)
179
Net (expenses) income recorded directly in equity
(12)
179
Net loss for the period
–
(18)
Total recognised (expenses) income for the period
(12)
161
group cash flow statement
sappi limited – first quarter page 12

notes to the group results
1.   Basis of preparation
The condensed quarterly financial statements have been prepared in accordance with
International Financial Reporting Standards (IFRS). Sappi is reporting under IFRS for the first time for the year ending September 2006. The date of first transition to IFRS is October
2004 and comparative results have been restated accordingly. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.
These quarterly results have been prepared in accordance with IAS 34 (Interim financial reporting). The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for
September 2005, except as disclosed below.
The preliminary results for the quarter have been reviewed in terms of International Standards on Review Engagements by the group’s auditors, Deloitte & Touche. Their unqualified review report includes an emphasis of matter that amendments to the interpretive guidance issued by the date of this announcement and the finalisation of the financial statements for the year ending September 2006, may result in changes to the restatements published. This report is available for inspection at the company’s registered offices.
2.   Effect of the first time adoption of IFRS
As discussed in Note 1, the group has adopted International Financial Reporting Standards
(IFRS) in preparing their consolidated financial statements for the year ending September,
2006. For purposes of these interim financial statements, the group has developed accounting policies based on IFRS issued to date that will be effective at our reporting date of September, 2006. IFRS 1, First-time Adoption of International Financial Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements. The accounting policies used in these financial statements are subject to change up to the reporting date of our first IFRS financial statements. Management does not believe the final accounting policies will change materially from those utilised in the preparation of the accompanying interim financial statements.
The following exemptions in accordance with IFRS 1 were considered:
•   Business Combinations – IFRS 3
The group has elected not to retrospectively apply the requirements of IFRS 3 for
Business Combinations that occurred prior to October 2004.
sappi limited – first quarter page 13

•   Share based payments – IFRS 2
The group has applied the share based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by
1 January 2005. Liabilities arising from cash-settled share-based payments settled after
1 January 2005 are subject to IFRS 2. For instruments vesting on or after 1 January
2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date.
•   The effects of changes in foreign exchange rates - IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is October 2004.
Adjustments on adoption of IFRS
The adoption of IFRS led to changes in the Group’s financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:
•   Employee benefits – IAS 19
Previously unrecognised actuarial employee benefit losses were recognised at October
2004, resulting in an increase in pension and other post employment benefits liabilities and a corresponding reduction in equity and deferred tax liability. These adjustments also led to a reduction in employee benefit expense in profit for the period. Sappi has elected to adopt the policy of recognising actuarial gains and losses in the period in which they occur. The gains and losses are recognised outside of profit for the period in the statement of recognised income and expenses.
•   Share based payments – IFRS 2
Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share option and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders’ equity as a Share Based Payment Reserve is created with the equal and opposite amount included in distributable reserve.
•   Financial instruments – IAS 39
A significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by
US$346 million and decreasing other payables by US$78 million at September 2005.
The related expense is no longer reflected in S,G & A but is included in finance costs.
This caused an increase in finance costs and decrease in S,G & A of US$15 million for the year ended September 2005 (December 2004: US$5 million).
Cash flow hedges on inter-company loans, accounted for in equity, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss.
sappi limited – first quarter page 14
notes to the group results (continued)

sappi limited – first quarter page 15
•   The effects of changes in foreign exchange rates – IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is October 2004. The Foreign Currency Translation Reserve
(Non Distributable Reserve) was transferred to distributable reserves. This IFRS change has no impact on total shareholders’ equity.
There are no other accounting policy changes relevant to the first time adoption of IFRS.
Reconciliation of previous SA GAAP to IFRS for Shareholders’ Equity
Reviewed
Reviewed Reviewed
Year
Quarter IFRS
ended
ended transition
Sept 2005
Dec 2004 Oct 2004
US$ million
US$ million US$ million
Total equity presented under SA GAAP
1,881
2,248                    2,157
Impact on retained earnings:
Recognition of previously unrecognised
actuarial losses – IAS 19
(345)
(291) (300)
Deferred taxation impact of IAS 19 change
48
88                        93
Share based payments – IFRS 2
(20)
(13) (9)
Release of cash flow hedge reserve
– IAS 39
14
7                        (2)
Foreign Currency Translation Reserve
cleared at October 2004
244
244                       244
Share based payment reserve – IFRS 2
20
14                          9
Hedging Reserves – IAS 39
(13)
(7) 2
Foreign Currency Translation Reserve
(240)
(256) (244)
Total equity and reserves presented
under IFRS
1,589
2,034                    1,950
Reconciliation of previous SA GAAP to IFRS for net loss
Reviewed
Reviewed
Year
Quarter
ended
ended
Sept 2005
Dec 2004
US$ million
US$ million
Net loss under SA GAAP
(213)
(29)
Reduction in expense due to recognition of actuarial
gains and losses – IAS 19
23
6
Deferred taxation impact of IAS 19
(4)
(1)
Share based payment expense – IFRS 2
(10)
(3)
Gains and losses from cash flow hedges that do not
qualify for hedge accounting – IAS 39
22
13
Deferred taxation impact of IAS 39
(7)
(4)
Net loss under IFRS
(189)
(18)

notes to the group results (continued)
sappi limited – first quarter page 16
IFRS cash flow statement impact
The reduction in employee benefit expense attributed to an increase in operating profit (loss)
and a corresponding decrease in non cash items. Share based payment costs led to a decrease in operating profit and an increase in non cash items. The recognition of securitised debtors caused the relating costs to be reflected under finance costs instead of included in operating profit.
IFRS impact on debt
In accordance with IAS 39 a significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at
September 2005.
Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2005
Dec 2004
US$ million
US$ million
3.   Reconciliation of movement in shareholders’ equity
Balance – beginning of year as reported
1,881
2,157
IFRS adoption (refer note 2)
(292)
(207)
Recognition of previously unrecognised actuarial
losses – IAS 19
(345)
(300)
Deferred taxation impact of IAS 19 change
48
93
Translation differences
5
–
Balance – beginning of year restated
1,589
1,950
Total recognised (expense) income for the period
(12)
161
Dividends paid
(68)
(68)
Share buybacks net of transfers to participants of the share purchase trust
1
(14)
Share based payment reserve
2
5
Balance – end of period
1,512
2,034

sappi limited – first quarter page 17
Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2005
Dec 2004
US$ million
US$ million
4.   Operating profit
Included in operating profit are the following non-cash
items:
Depreciation, amortisation
Depreciation of property, plant and equipment
97
108
Other amortisation
–
1
97
109
Fair value adjustment (gains) on plantations (included in
cost of sales)
Changes in volume
Fellings *
17
16
Growth
(14)
(14)
3
2
Changes in fair value
(10)
(16)
(7)
(14)
The above fair value adjustment gains have been
offset by silviculture costs
10
11
5.   Capital expenditure
Property, plant and equipment
72
78
Reviewed
Reviewed
Dec 2005
Sept 2005
US$ million
US$ million
6.   Capital commitments
Contracted but not provided
112
115
Approved but not contracted
216
198
328
313
7.   Contingent liabilities
Guarantees and suretyships
87
86
Other contingent liabilities
11
11
* The amount charged against the income statement representing the standing value of the plantations harvested.

additional information
Restated Restated
Reviewed
Reviewed Reviewed
Quarter
Quarter Year
ended
ended ended
Dec 2005
Dec 2004 Sept 2005
US$ million
US$ million US$ million
1. Net loss to EBITDA
(1)
reconciliation
Net loss
–
(18) (189)
Net finance costs
27
21 80
Taxation – current
8
8 45
– deferred
14
1 (45)
Depreciation
97
108 422
Amortisation (including fellings)
17
17 68
EBITDA
(1) (2)
163
137 381
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of
Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit.
As a result our definition retains other income / expenses as part of EBITDA.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under IFRS. EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with IFRS. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate
EBITDA differently, so making comparisons among companies on this basis should be done very carefully.
supplemental information
sappi limited – first quarter page 18

supplemental information
sappi limited – first quarter page 19
Restated
Restated
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
ended
ended
ended
Dec 2005
Dec 2004
Sept 2005
US$ million
US$ million
US$ million
2.  Calculation of Headline earnings *
Net loss
–
(18)
(189)
Loss on disposal of property, plant
and equipment
–
–
2
Write-off of assets
1
1
6
Impairment of property, plant
and equipment
1
41
219
Debt restructuring costs
–
–
2
Headline earnings
2
24
40
Headline earnings per share
(US cents) *
1
11
18
Weighted average number of shares
in issue (millions)
225.9
226.0
225.8
Diluted headline earnings
per share (US cents) *
1
11
18
Weighted average number of shares
on fully diluted basis (millions)
226.7
227.3
226.7
* Headline earnings disclosure is required by the JSE Limited.
3.  exchange rates
Dec
Sept June March Dec
2005
2005 2005 2005 2004
Exchange rates:
Period end rate: US $1 = ZAR
6.3275
6.3656 6.7041 6.2059 5.6480
Average rate for the Quarter: US $1 = ZAR
6.4795
6.5289 6.3738 5.9577 6.0649
Average rate for the YTD: US $1 = ZAR
6.4795
6.2418 6.1732 6.0632 6.0649
Period end rate: EUR 1 = US$
1.1843
1.2030 1.2097 1.2982 1.3456
Average rate for the Quarter: EUR 1 = US$
1.1915
1.2139 1.2678 1.3110 1.2848
Average rate for the YTD: EUR 1 = US$
1.1915
1.2659 1.2811 1.2911 1.2848
The financial results of entities with reporting currencies other than the US Dollar are translated into
US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

regional information
Quarter
Quarter
ended
ended Year ended
Dec 2005
Dec 2004 Sept 2005
Metric tons
Metric tons %   Metric tons
(000’s)
(000’s)    change (000’s)
Sales
Fine Paper – North America
344
350 (1.7) 1,433
Europe
602
615         (2.1) 2,427
Southern Africa
79
78          1.3 317
Total
1,025
1,043 (1.7) 4,177
Forest Products – Pulp and paper operations
355
391 (9.2) 1,565
Forestry operations
376
381 (1.3) 1,737
Total
1,756
1,815 (3.3) 7,479
Reviewed
Reviewed Restated
Quarter
Quarter Reviewed
ended
ended Year ended
Dec 2005
Dec 2004 % Sept 2005
US$ million
US$ million change  US$ million
Sales
Fine Paper – North America
345
357 (3.4) 1,458
Europe
520
574 (9.4) 2,239
Southern Africa
78
83         (6.0) 323
Total
943
1,014 (7.0) 4,020
Forest Products – Pulp and paper operations
212
222         (4.5) 908
Forestry operations
20
20 – 90
Total
1,175
1,256 (6.4) 5,018
Operating profit (loss)
Fine Paper – North America
1
(13) – (259)
Europe
14
31        (54.8) 84
Southern Africa
–
3 – (11)
Total
15
21 (28.6) (186)
Forest Products
37
(7)           – 83
Corporate
(3)
(2) 50.0 (6)
Total
49
12      308.3 (109)
supplemental information
sappi limited – first quarter page 20

note: (1 ADR = 1 sappi share)
sappi ordinary shares
ADR price (NYSE TICKER: SPP)
sappi limited – first quarter page 21
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0
1 Jan
2006
2 Feb
2006
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
2 Feb
2006

notes
sappi limited – first quarter page 22

this report is available on the Sappi website
www.sappi.com
Transfer secretaries
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

  www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2006
SAPPI LIMITED,
by: /s/ D.G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance